SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                               Assure Energy, Inc.
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                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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

                                TABLE OF CONTENTS

      1.    Stock option issuances to employees and consultants.

      2. Appointment of placement agent for private offering of up to US$7,500,000.

      3.    Creation of board committees.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  October 19, 2004               ASSURE ENERGY, INC.

                                       By: /s/ Harvey Lalach
                                           -------------------------------------
                                           Name:    Harvey Lalach
                                           Title:   President


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

1.    Stock option issuances to employees and consultants.

      Effective September 21, 2004 we issued an aggregate of 670,000 non-statutory stock options to various employees and consultants, including our president and chief executive officer, Harvey Lalach. Each option is exercisable for the purchase of a like number of shares of our common stock at an exercise price of $2.50 per share at any time, upon vesting, during the five year period ending September 20, 2009. The granted options vest in equal amounts each consisting of 1/4 of the total number of options granted on each of September 21, 2005; December 21, 2005; March 21, 2006; and June 21, 2006.

2.    Appointment of placement agent for private offering of up to US$7,500,000.

      Effective September 23, 2004 we engaged Research Capital Corporation of Toronto, Canada as lead agent for a private placement of units and flow-through common shares to raise gross proceeds of up to approximately US$7,500,000. Each unit and flow-through share will be priced in the context of the market, but in any event no higher than the Canadian dollar equivalent of US$2.75 in the case of the units or US$3.25 in the case of the flow-through shares. Each unit will consist of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share for a period of two years from closing at the Canadian dollar equivalent of US$3.25. The flow-through shares will compromise approximately 20-25% of the offering. The flow through shares are common shares under which we will renounce certain Canadian tax benefits to eligible holders of the flow through shares.

      The net proceeds of the offering will be used to fund the continued exploration and development of our oil and natural gas properties primarily in the Western Sedimentary Basin of Canada and for general working capital purposes.

      Closing is subject to normal closing conditions including obtaining required regulatory approvals and is expected to close in Toronto, Canada on or about December 15, 2004. The offering is also conditional on our achieving a listing on either the Toronto Stock Exchange or the TSX Venture Exchange but it is not conditional on a minimum amount of proceeds being raised. No assurance can be given as to timing or the amount of securities that may be sold.

3.    Creation of board committees.

      Effective September 1, 2004 we approved the establishment of the following board committees:

      o     Audit Committee
      o     Compensation Committee
      o     Oil and Gas Committee
      o     Corporate Governance Committee


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